September 3, 2008

Ms. Pamela A. Long

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Acceleration Request
Green Plains Renewable Energy, Inc. (the “Company”)
Registration Statement on Form S-4/A Amendment No. 4
File No. 333-151900

Dear Ms. Long,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 Eastern Time on Friday, September 5, 2008, or as soon thereafter as is convenient.

In connection with this request, the Company hereby acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in this matter.

Respectfully submitted,

/s/ Jerry L. Peters

Jerry L. Peters
Chief Financial Officer

9420 UNDERWOOD AVENUE, SUITE 100 • OMAHA, NE  68114

PHONE: (402)884.8700 • FAX: (402)884.8776

WWW.GPREINC.COM